Exhibit(a)(23)
The China Securities Regulatory Commission, the Shenzhen Stock Exchange, The Stock Exchange of Hong Kong Limited (the Hong Kong Stock Exchange) and the New York Stock Exchange (NYSE) take no responsibility for the contents of this Announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Announcement.
Neither the United States Securities and Exchange Commission (the SEC) nor any U.S. state securities commission has approved or disapproved of the H Share Offer, passed upon the merits or fairness of the H Share Offer or passed upon the adequacy or accuracy of the disclosure in this Announcement, and any representation to the contrary is a criminal offence.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability) (H Share Stock Code: 0857) (ADS Stock Symbol: PTR)	(a joint stock limited company incorporated in the People’s Republic of China with limited liability) (A Share Stock Code: 000618) (ADS Stock Symbol: JCC)
Financial Adviser to PetroChina Company Limited in relation to the H Share Offer

Citigroup Global Markets Asia Limited

Financial Adviser to Jilin Chemical Industrial Company Limited in relation to the H Share Offer

Independent financial adviser to the independent board committee of Jilin Chemical Industrial Company Limited in relation to the H Share Offer and the delisting proposal

Platinum Securities Company Limited
RESULTS IN RESPECT OF THE H SHARE
OFFER OF JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
The H Share Offer closed at 4:00 p.m. (Hong Kong time) on Friday, 3 February 2006. As at 4:00 p.m. (Hong Kong time) on Friday, 3 February 2006, being the latest time for acceptances of the H Share Offer to be lodged, valid acceptances under the H Share Offer had been received in respect of 908,113,053 Jilin H Shares (including the Jilin H Shares underlying the Jilin ADSs), representing 94.13% of the nominal value of the Jilin H Shares (including the Jilin H Shares underlying the Jilin ADSs), carrying voting rights then exercisable at a general meeting of Jilin H Shareholders.
Dealings in Jilin H Shares on the Hong Kong Stock Exchange were terminated with effect from 9:30 a.m. (Hong Kong time) on Wednesday, 18 January 2006 and dealings in Jilin ADSs on the NYSE were suspended with effect from 9:30 a.m. (New York City time) on Friday, 6 January 2006.
The listing of the Jilin H Shares on the Hong Kong Stock Exchange was withdrawn with effect from 9:30 a.m. (Hong Kong time) on Monday, 23 January 2006. On Friday, 6 January 2006, the NYSE announced that it would submit an application for the delisting of the Jilin ADSs to the SEC. Upon approval of the delisting application by the SEC, the Jilin H Shares and Jilin ADSs will be delisted from the NYSE, with effect from the date announced by the SEC in such approval. Accordingly, upon the effective date of the delisting of the Jilin ADSs, the Jilin H Shares and the Jilin ADSs will no longer be listed on any recognised stock exchange.
INTRODUCTION
On 28 October 2005, PetroChina Company Limited (the Offeror) and Jilin Chemical Industrial Company Limited (Jilin) jointly announced that, subject to the satisfaction or waiver of certain pre-conditions (the Pre-Conditions), Citigroup Global Markets Asia Limited (Citigroup), on behalf of the Offeror, and (in the United States only) the Offeror, would make a voluntary conditional offer (the H Share Offer) to acquire all the outstanding overseas listed foreign invested shares of par value RMB1.00 each in Jilin (the Jilin H Shares) for HK$2.80 per Jilin H Share, and the Jilin H Shares represented by American Depositary Shares (the Jilin ADSs) for HK$280.00 per Jilin ADS, in each case not already owned by the Offeror and parties acting in concert with the Offeror (the Joint Announcement). On 16 November 2005, the Offeror and Jilin jointly announced the satisfaction or waiver of the Pre-Conditions and despatched the composite offer and response document (the Composite Document) relating to the H Share Offer. On 12 December 2005, the Offeror and Jilin jointly announced that certain clarification amendments had been made to the Composite Document in response to comments from the SEC. On 23 December 2005, the Offeror and Jilin jointly announced that the Offeror had received no-action relief from the staff of the SEC with respect to terminating the Initial Offer Period and thereby ending withdrawal rights upon the H Share Offer becoming or being declared unconditional, and that if the H Share Offer became or was declared unconditional at any time on or after 31 December 2005, being the date of the H Share Class Meeting, the Initial Offer Period would expire and the rights of the Jilin H Shareholders and the Jilin ADS Holders to withdraw their acceptances of the H Share Offer would also terminate at such time. On 31 December 2005, the Offeror and Jilin jointly announced that the special resolutions to approve the voluntary withdrawal of the listings of the Jilin H Shares and the Jilin ADSs from the Hong Kong Stock Exchange and the NYSE, respectively, were duly passed by the Jilin Independent H Shareholders by way of poll at the H Share Class Meeting. On 6 January 2006, the Offeror and Jilin jointly announced the satisfaction of the H Share Offer Conditions and the H Share Offer consequently had become unconditional in all respects. On 20 January 2006, the Offeror and Jilin jointly announced that the listing of the Jilin H Shares on the Hong Kong Stock Exchange was withdrawn with effect from 9:30 a.m. (Hong Kong time) on Monday, 23 January 2006.
Unless the context requires otherwise, terms defined in the Joint Announcement and the Composite Document have the same meaning when used in this Announcement.
CLOSE OF H SHARE OFFER AND ACCEPTANCES
The H Share Offer closed at 4:00 p.m. (Hong Kong time) on Friday, 3 February 2006. As at 4:00 p.m. (Hong Kong time) on Friday, 3 February 2006 and, in the case of the Jilin ADSs, 5:00 p.m. (New York City time) on Thursday, 2 February 2006, being the latest time for acceptances of the H Share Offer to be lodged, valid acceptances under the H Share Offer had been received in respect of 908,113,053 Jilin H Shares (including the Jilin H Shares underlying the Jilin ADSs), representing 94.13% of the nominal value of the Jilin H Shares (including the Jilin H Shares underlying the Jilin ADSs), carrying voting rights then exercisable at a general meeting of Jilin H Shareholders.

INTERESTS OF THE OFFEROR AND PARTIES ACTING IN CONCERT WITH THE OFFEROR IN JILIN SHARES
Save as set out below, neither the Offeror nor the parties acting in concert with the Offeror held, controlled or directed any Jilin Shares or any other rights over Jilin Shares before the commencement of the Offer Period:

Name	Number of Jilin Shares
The Offeror	2,396,300,000	(1)
Citigroup	727,900	(2)
Mr. Zou Haifeng	3,550	(3)

Total	2,397,031,450

Notes:

(1)	The Offeror is the owner of 2,396,300,000 state-owned legal person shares of Jilin, representing approximately 67.29% of the registered share capital of Jilin.

(2)	The shareholding of Citigroup, a party presumed to be acting in concert with the Offeror, comprises (a) 682,000 Jilin H Shares (representing approximately 0.071% of the total number of Jilin H Shares) held by Citigroup on a proprietary basis and (b) 459 Jilin ADSs (representing 45,900 Jilin H Shares and approximately 0.0048% of the total number of Jilin H Shares) held in three client accounts with Smith Barney, a business division of Citigroup, over which both Smith Barney and the clients had investment discretion.

(3)	Mr. Zou Haifeng held 3,550 Jilin A Shares before the commencement of the Offer Period, representing 0.001775% of the total number of Jilin A Shares. Mr. Zou Haifeng was a director of the Offeror before the commencement of the Offer Period, but has ceased to be a director of the Offeror with effect from 8 November 2005.
Save for the Jilin H Shares and the Jilin ADSs tendered for acceptance during the Offer Period, neither the Offeror nor parties acting in concert with the Offeror acquired or agreed to acquire any Jilin Shares or any other rights over Jilin Shares during the Offer Period.
Taking into account the valid acceptances of the H Share Offer as at 4:00 p.m. (Hong Kong time) on Friday, 3 February 2006 as set out in the section headed “Close of H Share Offer and Acceptances” above, the Offeror and the parties acting in concert with the Offeror held, subject to payment by the Offeror for the tendered Jilin H Shares and Jilin ADSs, the Jilin Shares as set out below:

			Approximate percentage of
Name	Number of Jilin Shares		registered share capital of Jilin
The Offeror	3,304,413,053	(1)	92.79%
Citigroup	682,000	(2)	0.0192%
Mr. Zou Haifeng	3,550	(3)	0.0000997%

Total	3,305,098,603		92.81%

Notes:

(1)	The Offeror is the owner of 2,396,300,000 state-owned legal person shares of Jilin, representing approximately 67.29% of the registered share capital of Jilin. The Offeror has also received valid acceptances in respect of 908,113,053 Jilin H Shares (including the Jilin H Shares underlying the Jilin ADSs), representing approximately 94.13% of the nominal value of the Jilin H Shares (including the Jilin H Shares underlying the Jilin ADSs), carrying voting rights then exercisable at a general meeting of Jilin H Shareholders.

(2)	Citigroup holds 682,000 Jilin H Shares (representing approximately 0.071% of the total number of Jilin H Shares) on a proprietary basis. The difference in Citigroup’s shareholding as at 28 October 2005 (being the date of the commencement of the Offer Period) and as at 3 February 2006 (being the Final Closing Date) of 45,900 Jilin H Shares representing approximately 0.0048% of the total number of Jilin H Shares is a result of the sale of 459 Jilin ADSs (representing 45,900 Jilin H Shares) held in three client accounts with Smith Barney by Smith Barney’s clients in the exercise of the clients’ discretion to deal in the Jilin ADSs.

(3)	Mr. Zou Haifeng holds 3,550 Jilin A Shares, representing 0.001775% of the total number of Jilin A Shares. Mr. Zou Haifeng was a director of the Offeror before the commencement of the Offer Period, but has ceased to be a director of the Offeror with effect from 8 November 2005.
LAST DAY OF TRADING
Dealings in Jilin H Shares on the Hong Kong Stock Exchange were terminated with effect from 9:30 a.m. (Hong Kong time) on Wednesday, 18 January 2006 and dealings in Jilin ADSs on the NYSE were suspended with effect from 9:30 a.m. (New York City time) on Friday, 6 January 2006.
WITHDRAWAL OF LISTINGS
The listing of the Jilin H Shares on the Hong Kong Stock Exchange was withdrawn with effect from 9:30 a.m. (Hong Kong time) on Monday, 23 January 2006. On Friday, 6 January 2006, the NYSE announced that it would submit an application for the delisting of the Jilin ADSs to the SEC. Upon approval of the delisting application by the SEC, the Jilin H Shares and Jilin ADSs will be delisted from the NYSE, with effect from the date announced by the SEC in such approval. Accordingly, upon the effective date of the delisting of the Jilin ADSs, the Jilin H Shares and the Jilin ADSs will no longer be listed on any recognised stock exchange.
REMOVAL OF THE REGISTER OF JILIN H SHARES FROM HONG KONG
Following Friday, 3 February 2006, being the Final Closing Date, Jilin will take steps to cease the maintenance of the register of the Jilin H Shares in Hong Kong with effect from 4 February 2006 (the Removal of Jilin H Share Register).
Jilin H Shareholders and Jilin ADS Holders should note that, following the Removal of Jilin H Share Register, Jilin H Shareholders and Jilin ADS Holders may be subject to taxes on dispositions of and/or any dividends or distribution paid on his/her/its Jilin H Shares and Jilin ADSs under the laws and regulations of the PRC. Jilin H Shareholders and Jilin ADS Holders should seek independent advice of a licensed securities dealer or registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser in this regard.
As the H Share Offer was not extended and has closed on Friday, 3 February 2006 and the listing of the Jilin H Shares on the Hong Kong Stock Exchange has been withdrawn, upon the delisting of the Jilin ADSs from the NYSE, Jilin H Shareholders and Jilin ADS Holders who have not tendered their acceptance of the H Share Offer will hold Jilin H Shares and Jilin ADSs that will not be listed on any recognised stock exchange.
Following the Final Closing Date, any Jilin H Shareholder who has any queries in relation to any administrative issues concerning his/her/its Jilin H Shares should contact Hong Kong Registrars Limited by telephone at +852 2862 8628 or at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.
Following the Final Closing Date, any Jilin ADS Holder who has any queries in relation to any administrative issues concerning his/her/its Jilin ADSs should contact The Bank of New York, ADR Department, by telephone at +1-888-269-2377 or at 101 Barclay Street 22nd Floor West, New York, New York 10286.

By order of the Board PetroChina Company Limited Li Huaiqi Secretary to the Board	By order of the Board Jilin Chemical Industrial Company Limited Zhang Liyan Secretary to the Board
Beijing, the PRC
3 February 2006
As at the date of this Announcement, the Chairman of the Offeror is Mr. Chen Geng; the Vice Chairman of the Offeror is Mr. Jiang Jiemin; the Executive Directors of the Offeror are Messrs Su Shulin and Duan Wende; the Non-executive Directors of the Offeror are Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and the Independent Non-executive Directors of the Offeror are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabè. The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information in this Announcement (other than in respect of Jilin) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Announcement have been arrived at after due and careful consideration and there are no other facts not contained in this Announcement the omission of which would make any of the statements in this Announcement misleading.
As at the date of this Announcement, the Executive Directors of Jilin are Messrs Zhang Xingfu and Li Chongjie; the Non-executive Directors of Jilin are Messrs Yang Dongyan, Xiang Ze, Ni Muhua and Jiang Jixiang; and the Independent Non-executive Directors of Jilin are Messrs Wang Peirong, Lü Yanfeng, Zhou Henglong and Fanny Li. The directors of Jilin jointly and severally accept full responsibility for the accuracy of the information in this Announcement (other than information relating to the Offeror and parties acting in concert with it) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Announcement (other than those relating to the Offeror and parties acting in concert with it) have been arrived at after due and careful consideration and there are no other facts not contained in this Announcement (other than those relating to the Offeror and parties acting in concert with it) the omission of which would make any of the statements in this Announcement misleading.
* for identification purposes only